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SEC Mail Processing Section FEB 21 2018 Washington DC 415

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 48809

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tidal Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5501 Mid Cities Parkway, Suite 100
(No. and Street)

Schertz (City) Texas (State) 78154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Novikoff 210-659-1446
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

12301 Research Blvd., Building 5, Suite 160 (Address) Austin (City) Texas (State) 78759 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DM

## OATH OR AFFIRMATION

I, Lee Novikoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tidal Group, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

KIM L. QUIRIE
NOTARY PUBLIC
STATE OF TEXAS
COMMISSION EXPIRES:
08-01-2018

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# The Tidal Group, Inc.
## December 31, 2017

## Contents

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

## Report of Independent Registered Public Accounting Firm

To the Board of Directors of
The Tidal Group, Inc.

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of The Tidal Group, Inc. (the "Company") as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Tidal Group, Inc. as of December 31, 2017, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's Auditors since 2017.

***Other Matters***

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission and the Statement Regarding Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Supplemental Schedules") have been subjected to audit procedures performed in




Russell
Bedford

conjunction with the audit of the Company's financial statements. The Supplemental Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules, we evaluated whether they, including their form and content, are presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
February 14, 2018

# The Tidal Group, Inc.
## Statement of Financial Condition
## December 31, 2017

### Assets

| | |
|---|---|
| Cash and cash equivalents | $ 339,753 |
| Prepaid expenses | 49,872 |
| Federal income tax receivable | 3,460 |
| Deferred tax asset | 1,561 |
| Property and Equipment, at Cost, Less Accumulated Depreciation of $60,482 | - |
| Other | 150 |
| Total assets | $ 394,796 |

### Liabilities and Stockholder's Equity

| | |
|---|---|
| Accounts payable and accrued expenses | $ 7,466 |
| Total liabilities | 7,466 |

### Commitments and Contingencies

| | |
|---|---|
| **Stockholder's Equity** | |
| Common stock, no par value; 1,000,000 shares authorized, 156,000 shares issued and outstanding | 31,200 |
| Retained earnings | 356,130 |
| Total stockholder's equity | 387,330 |
| | $ 394,796 |

# The Tidal Group, Inc.
## Statement of Income
## Year Ended December 31, 2017

| | 2017 |
|---|---|
| **Revenues** | |
| Fee income | $ 5,281,703 |
| **Expenses** | |
| Salaries, commissions and benefits | 5,103,487 |
| Licenses and fees | 52,625 |
| Sales meetings | 63,878 |
| Professional fees | 26,701 |
| Insurance | 1,260 |
| Miscellaneous | 3,839 |
| | 5,251,790 |
| **Net Income Before Income Tax** | 29,913 |
| **Income Tax Provision** | |
| Current - federal | 4,040 |
| State | 7,411 |
| Deferred - federal | (939) |
| | 10,512 |
| **Net Income** | $ 19,401 |

# The Tidal Group, Inc.
## Statement of Changes in Stockholder's Equity
## Year Ended December 31, 2017

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| **Balance at December 31, 2016** | $ 31,200 | $ 336,729 | $ 367,929 |
| **Net Income** | - | 19,401 | 19,401 |
| **Balance at December 31, 2017** | $ 31,200 | $ 356,130 | $ 387,330 |

# The Tidal Group, Inc.
## Statement of Cash Flows
## Year Ended December 31, 2017

| | | |
|---|---|---|
| **Operating Activities** | | |
| Net income | $ | 19,401 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred income tax expense | | (939) |
| Changes in | | |
| Prepaid expenses | | 7,636 |
| Federal income tax | | (2,766) |
| Accounts payable and accrued expenses | | 3,159 |
| Net cash provided by operating activities | | 26,491 |
| **Increase in Cash and Cash Equivalents** | | 26,491 |
| **Cash and Cash Equivalents, Beginning of Year** | | 313,262 |
| **Cash and Cash Equivalents, End of Year** | $ | 339,753 |
| **Cash Paid for Federal Income Taxes** | $ | 6,806 |
| **Cash Paid for State Income Taxes** | $ | 4,126 |

# The Tidal Group, Inc.
## Notes to Financial Statements
## Year Ended December 31, 2017

## Note 1: Significant Accounting Policies

### *General*

The Tidal Group, Inc. (Company), was formed for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. During 2017, the Company only sold programs for Tidal Petroleum, Inc., a company owned in part by the 100 percent stockholder of the Company.

### *Basis of Presentation*

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

### *Revenue Recognition*

The Company recognizes its share of the proceeds from the participation program units sold at the time that sufficient units have been sold to allow the escrow agent to release the funds held in escrow. The contingency needed to release escrow funds is defined in the offering memorandum for each program. Subsequent sales are recognized when an investor is accepted into the program and the funds are available. Additional cash calls for completion and other costs are recognized when the funds are received by the sponsor, Tidal Petroleum, Inc. (Tidal).

### *Commission Expense*

Commissions due the individual brokers under their agreements are recorded when an investor is accepted into the program and the investor funds have cleared the bank.

### *Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Cash Flows*

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less.

### *Prepaid Expenses*

Prepaid Expenses consist of 2018 FINRA membership fees paid of $39,495 and other 2018 administrative expenses paid of $10,377 at December 31, 2017.

### *Property and Equipment*

Property and equipment are stated at cost. Depreciation is determined on the straight-line method over three to five years.

### *Income Tax*

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. At December 31, 2017, the deferred tax asset of $1,561 represents the timing difference due to the current year accrual of franchise taxes.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2017.

The Company is no longer subject to income tax examinations by tax authorities for years before 2014 for U.S. Federal income taxes and 2013 for State income taxes.

As a result of the change in future Federal statutory tax rates due to the passing of the Tax Cuts and Jobs Act of 2017, management has determined that the deferred tax assets and liabilities should no longer be valued at our effective rate of 15%, but rather at the rate in which the benefit of the deferred tax asset or liability will be realized by the Company. As such, the Federal statutory rate used to value the Company's deferred tax assets and liabilities is 21%.

### *Recently Issued Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in generally accepted accounting principles when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2016, the FASB issued ASU 2016-14 which defers the effective date of ASU

2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Additional guidance and clarification has been provided through the issuance of ASU 2017-12, ASU 2017-10, and ASU 2017-08. The Company has not yet selected a transition method, but currently believes that the standard will not have a material impact on the financial statements.

In February 2017, the FASB issued ASU 2017-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Because our facilities are provided through an Expense Sharing Agreement with Tidal, this will have no impact on our financial statements.

## Note 2: Federal Income Tax

A reconciliation of the 2017 income tax expense to the amount computed by applying the statutory federal income tax rate of 34 percent is summarized below:

| | |
|---|---|
| Computed at the statutory rate (34%) | $ 10,170 |
| Increase (decrease) resulting from | |
| Surtax exemption | (5,683) |
| Nondeductible expenses | 390 |
| State income taxes | 4,891 |
| Other | 744 |
| Actual tax expense | $ 10,512 |

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. The company recognized no amounts of interest and paid no penalties for the year ended December 31, 2017.

## Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method, permitted by paragraph 15c3-1(a)(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. The

net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000. At December 31, 2017, the Company had net capital, as defined, of $332,287 which was $327,287 in excess of its required net capital, which is the greater of $5,000 or 6-2/3 percent of its aggregate indebtedness.

## Note 4: Related Party Transactions

As discussed in Note 1, the Company derives all of its income from the sale of direct participation of oil and gas programs for Tidal. Pursuant to this agreement, the Company receives commissions equal to 15 percent of the total cost of the program units sold by brokers of the Company. Additionally, Tidal pays the majority of all operating expenses including rent, office supplies and utilities, which amounted to approximately $520,921 for the year ended December 31, 2017. During 2017, Tidal reimbursed administrative salaries and other administrative costs totaling $59,540. This reimbursement is included as a reduction to salaries, commissions and benefits.

## Note 5: Concentration of Credit Risk

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended December 31, 2017, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

## Note 6: Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## Note 7: Subordinated Liabilities

The Company had no subordinated liabilities during the year ended December 31, 2017. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

## Note 8: Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 14, 2018, which is the date the financial statements were available for issuance.



# Supplementary Information

# The Tidal Group, Inc.
## Computation of Net Capital and Aggregate Indebtedness
## Under Rule 15c3-1 of the Securities and Exchange Commission
## December 31, 2017

| | |
|---|---|
| **Total Stockholder's Equity From Statement of Financial Condition** | $ 387,330 |
| **Deduct Stockholder's Equity Not Allowable for Net Capital** | - |
| **Total Shareholder's Equity Qualified for Net Capital Add** | 387,330 |
| Liabilities subordinated to the claims of general creditors allowable in computation of net capital | - |
| Other allowable credits, deferred taxes | - |
| Total capital and allowable subordinated liabilities | 387,330 |
| **Deductions and/or Charges** | |
| Total non-allowable assets from statement of financial condition | 55,043 |
| **Net Capital** | $ 332,287 |
| **Computation of Basic Net Capital Requirement:** | |
| Minimum net capital required (6-2/3 percent of aggregate indebtedness) | $ 498 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement (greater of above amounts) | $ 5,000 |
| Excess net capital | $ 327,287 |
| Excess net capital at 1000% (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement) | $ 326,287 |
| Total aggregate indebtedness | $ 7,466 |
| Ratio of aggregate indebtedness to net capital | .022 to 1 |

There are no material differences in the amounts presented above and the amounts included in the Company's unaudited FOCUS Report as of December 31, 2017.

# The Tidal Group, Inc.

## Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2017

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.

# The Tidal Group, Inc.

Report of Independent Registered Public Accounting Firm
and Financial Statements and Supplemental Information
December 31, 2017
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

# The Tidal Group, Inc.

Exemption Report
Required under 17a-5(d)(4)
December 31, 2017
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3**

To the Board of Directors of
The Tidal Group, Inc.:

We have reviewed management's statements, included in the accompanying The Tidal Group, Inc. Exemption Report, in which (1) The Tidal Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
February 14, 2018




Russell
Bedford

# The Tidal Group, Inc.
## Exemption Report
## Required under 17a-5(d)(4)
## December 31, 2017

As of December 31, 2017, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

"...The provisions of this section shall not be applicable to a broker or dealer...who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Tidal Group, Inc. ..."

- ❖ The Company met the provisions of the exemption identified above throughout the year ended December 31, 2017, without exception.

Lee Novikoff, President